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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A
(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO
SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

NASH-FINCH COMPANY
(Exact Name of Registrant as Specified in its Charter)

Delaware (State of Incorporation or Organization)	41-0431960 (I.R.S. Employer Identification Number)
7600 France Avenue Minneapolis, Minnesota (Address of Principal Executive Offices)	55440-0355 (Zip Code)

        If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box: ☐

        If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box: ☒

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
None	Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock Purchase Rights
(Title of Class)

Item 1. Description of Securities to Be Registered

        On February 13, 1996, the Board of Directors of Nash Finch Company (the "Company") approved the Stockholder Rights Agreement dated February 13, 1996 (the "Rights Agreement") between the Company and Norwest Bank Minnesota, National Association, a national association, as Rights Agent (the "Rights Agent"). The Rights Agreement sets forth the description and terms of the Rights (the "Rights") held by holders of the Company's common stock, par value $1.66 2/3per share (the "Common Stock").

        The following summary of the principal terms of the Rights Agreement, as amended by Amendment No. 1 to the Rights Agreement, is a general description only and is subject to the detailed terms and conditions of the Rights Agreement and Amendment No. 1 to the Rights Agreement. A copy of the Rights Agreement was previously filed as an exhibit to this Registration Statement and is incorporated herein by reference. A copy of Amendment No. 1 to the Rights Agreement is filed as an exhibit to this Registration Statement and is incorporated herein by reference.

        On February 13, 1996, pursuant to the terms of the Rights Agreement, the Board of Directors of the Company declared a dividend of one Right for each outstanding share of the Company's Common Stock to the stockholders of record at the close of business on April 1, 1996 (the "Record Date"). Except as described below, each Right entitles the registered holder to purchase from the Company one-half of one share of Common Stock at a price of $30 per one-half of one share (the "Purchase Price").

        Initially, the Rights are attached to and trade with the Common Stock. No separate certificates representing the Rights will be distributed unless and until a "Distribution Date," as defined below, has occurred. From and after the Record Date and until a Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued upon transfer or a new issuance of shares will contain a notation incorporating the terms of the Rights Agreement by reference. Until a Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates representing Common Stock will also constitute the transfer of the associated Rights represented by such certificate. As soon as practicable following a Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and the separate Rights Certificates will evidence the Rights.

        The Rights will not be exercisable until the occurrence of a Distribution Date. A "Distribution Date" will occur upon the earlier of (i) the close of business on the 20th day after the date immediately preceding the first date of public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the shares of Common Stock then outstanding (an "Acquiring Person"), (ii) the close of business on the 20th day after the date immediately preceding the first date of public announcement that a person declared by the Board of Directors of the Company to be a potential adverse person has become the beneficial owner of an amount of Common Stock which the Board of Directors determines to be substantial (an "Adverse Person"), or (iii) the close of business on the 10th business day after the date of commencement of (or a public announcement of an intention to commence) a tender 2 offer or exchange offer which would result in any person or group of affiliated or associated persons acquiring beneficial ownership of 15% or more of the Common Stock of the Company then outstanding.

        Twenty days after the date immediately preceding the first date of public announcement that any person has become an Acquiring Person or an Adverse Person (a "Flip-In Event"), if the Rights have not been redeemed by the Company as described below, then each holder of a Right, other than any Acquiring Person or any Adverse Person, will have the right to receive, upon exercise thereof at the then current purchase price of the Right, shares of Common Stock (or, in certain circumstances, a combination of cash, other property, Common Stock or other securities) which have a value equal to two times the Purchase Price of the Right. Upon the occurrence of a Flip-In Event, any Rights that are or were at any time owned by an Acquiring Person or an Adverse Person shall become null and void insofar as they relate to the Flip-In Event.

        In the event that any person has become an Acquiring Person and (i) the Company is consolidated or merged with an Acquiring Person where all or part of the Company's outstanding shares of Common Stock are exchanged for stock, securities, cash or other property, (ii) the Company sells or otherwise transfers assets aggregating more than 50% of the Company's total assets or generating more than 50% of the Company's operating income or cash flow in a transaction that is not approved by the Board of Directors, or (iii) certain other transactions between the Company and any Acquiring Person occur, or any Acquiring Person increases its proportionate ownership in the Company by more than 1% (a "Flip-Over Event"), then each holder of a Right will thereafter have the right to receive, upon exercise thereof at the then current Purchase Price of the Right, shares of Common Stock of the "Principal Party," as defined below, having a fair market value equal to two times the Purchase Price of the Right. The term "Principal Party" shall mean the issuer of any securities into which shares of the Common Stock of the Company are converted in any such consolidation or merger, or the person that is the other party to any such consolidation or merger, or the person that receives the greatest portion of the assets sold or transferred by the Company, or the Acquiring Person, in the event of any other transaction between the Company and an Acquiring Person or if the Acquiring Person increases its proportionate ownership by more than 1%.

        The Purchase Price and the number of shares of Common Stock or other property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of (i) a dividend payable in shares of Common Stock, (ii) a subdivision or combination of the outstanding Common Stock or (iii) a reclassification of the Common Stock.

        At any time prior to the earlier of (i) the close of business on the date of a Flip-In Event, or (ii) the expiration of the Rights, 3 the Company may, at its option, redeem all, but not less than all, of the then outstanding Rights at a redemption price of $.01 per Right, subject to adjustment to reflect the effect of any stock split, stock dividend or similar transaction occurring after the date of the Rights Agreement. The Company's option to redeem the Rights are subsequently reinstated if, within 20 days after a Flip-In Event, there is no longer an Acquiring Person or an Adverse Person. Immediately upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders thereafter shall be to receive the redemption price.

        At any time while the Rights are redeemable as described above, the Company may supplement or amend any provision of the Rights Agreement without approval of the holders of Rights, except for a supplement or amendment which would change the redemption price, the expiration date of the Rights, the Purchase Price or the number of shares of Common Stock to which a Right relates. In addition, at any time in which the Rights are not redeemable as described above, the Company may supplement or amend any provision of the Rights Agreement without the approval of the holders of Rights in order to (i) cure any ambiguity, (ii) correct or supplement any provision contained in the Rights Agreement that may be defective or inconsistent with any other provision, or (iii) change or supplement any provision in any manner that the Company may deem necessary or desirable and which will not adversely affect the interests of the holders of Rights (other than an Acquiring Person, an Adverse Person or any affiliate or associate thereof).

        The Rights Agreement is designed to protect stockholders of the Company in the event of an unsolicited attempt to acquire control of the Company for an inadequate price and to protect against abusive practices that do not treat all stockholders equally, including partial or two-tiered tender offers, coercive offers and creeping stock accumulation programs. Such practices may pressure stockholders into tendering shares prior to realizing the full value or total potential of their investment in the Company's shares of Common Stock. The Rights Agreement is intended to make the cost of such abusive practices prohibitive and create an incentive for a potential acquiror to negotiate in good faith with the Board of Directors of the Company. The Rights Agreement is not intended to, and will not, prevent all unsolicited offers to acquire the Company. If an unsolicited offer is made, and the Board of Directors determines that it is fair and in the best interests of the Company and its stockholders, then, pursuant to the terms of the Rights Agreement, the Board of Directors has the authority to redeem the Rights and permit the offer to proceed without causing the dilutive effects of the Rights to be triggered. The Rights Agreement is intended to provide the Board of Directors with an opportunity to evaluate the fairness of any unsolicited offer and the credibility of the bidder, and will therefore enable the Board of Directors to represent the interests of all 4 stockholders of the Company more effectively in determining whether to redeem the Rights. In connection with any unsolicited offer, the Board of Directors will be bound by its fiduciary obligations to act in the best interests of the Company and its stockholders.

        As of February 13, 1996, there were 10,878,385 shares of Common Stock issued and outstanding and 680,505 shares reserved for issuance under various stock-based compensation plans of the Company. Each share of Common Stock outstanding on April 1, 1996 will receive one Right. So long as the Rights Agreement remains in effect and the Rights continue to remain attached to and trade with the Common Stock, the Company will issue one Right for each share of Common Stock issued between the Record Date and any Distribution Date so that all outstanding shares will have attached Rights. There will be 5,779,445 shares of Common Stock initially reserved for issuance upon exercise of the Rights.

        Effective as of October 30, 2001, the Company and the Rights Agent entered into an Amendment to Stockholder Rights Agreement, further clarifying that the Company's covenant to reserve shares of Common Stock to permit the exercise in full of all outstanding Rights is not an immediate requirement and is applicable only if a Distribution Date occurs.

        A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an exhibit to Nash Finch's original registration statement on Form 8-A, filed on March 7, 1996 and is incorporated herein by reference. Amendment No. 1 to the Rights Agreement is attached hereto as Exhibit 4.2. A copy of the Rights Agreement and Amendment No. 1 to the Rights Agreement are available free of charge from the Rights Agent. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and Amendment No. 1 to the Rights Agreement, which are incorporated herein by reference.

Item 2. Exhibits.

Exhibit No.	Description
4.1	Stockholder Rights Agreement effective as of February 13, 1996 (incorporated by reference to the Company's Registration Statement on Form 8-A, filed on March 7, 1996).
4.2	Amendment to Stockholder Rights Agreement effective as of October 30, 2001 between Nash Finch Company and Norwest Bank Minnesota (filed herewith electronically).

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment on Form 8-A/A to be signed on its behalf by the undersigned, thereunto duly authorized.

NASH FINCH COMPANY
By:	/s/ RON MARSHALL Ron Marshall President and Chief Executive Officer

Dated: July 26, 2002

NASH FINCH COMPANY
FORM 8-A/A
INDEX TO EXHIBITS

Exhibit No.	Description
4.1	Stockholder Rights Agreement effective as of February 13, 1996 (incorporated by reference to the Company's Registration Statement on Form 8-A, filed on March 7, 1996).
4.2	Amendment to Stockholder Rights Agreement effective as of October 30, 2001 between Nash Finch Company and Norwest Bank Minnesota (filed herewith electronically).

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  Item 1. Description of Securities to Be Registered
  Item 2. Exhibits.
SIGNATURE
NASH FINCH COMPANY FORM 8-A/A INDEX TO EXHIBITS